UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One)
[ ] Form 10-K / 10-KSB	[	] Transition Report on Form 10-K / 10KSB
[ ] Form 20-F	[	] Transition Report on Form 20F
[ ] Form 11-K	[	] Transition Report on Form 11K
[X] Form 10-Q / 10-QSB	[	] Transition Report on Form 10-Q / 10-QSB
[ ] Form N-SAR

For Period Ended: December 31, 2005	For the Transition Period:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VOS International, Inc. Full Name of Registrant 1st Net Technologies, Inc. Former Name If Applicable

13000 Danielson Street, Suite J Address of Principle Executive Office (Street and Number)

Poway, California 92064 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K / 10-KSB
Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
[X]		fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q / 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K / 10-KSB, 20-F, 11-K, 10-Q / 10QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has provided financial data to the reviewing accountant, the reviewing accountant has indicated that they do not have sufficient time for review of the financial information prior to the due date. Therefore, the issuer will be unable to complete the required Form 10-QSB document filing on the prescribed due date. The company expects to file on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

1) Name and telephone number of persons to contact in regard to this notification.

Allan J. Ligi	(858)	679-8027

(Name)	(Area Code)	(Telephone Number)

2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

VOS INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2006	By: \s\	Allan J. Ligi, President

Allan J. Ligi, President

STATEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Securities and Exchange Commission Washington, DC
Re: VOS International, Inc.

We have not completed our review procedures on the financial statements of the above captioned Registrant as of and for the period ended December 31, 2005. There are no reportable conditions at this time.

/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP Denver, Colorado February 10, 2006